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                                                                   EXHIBIT 99.3

                           ILOG, Inc. Improvement Agreement


                                IMPROVEMENT AGREEMENT


     This Improvement Agreement ("Agreement") is dated for reference purposes only as of October 26, 1998, and is made by and between SHORELINE 101, LLC ("Landlord") and ILOG, INC. ("Tenant") in connection with that certain Lease Agreement ("Lease") of even date herewith between Landlord and Tenant affecting certain real property commonly known as 1080 Linda Vista Avenue, in the City of Mountain View, County of Santa Clara, State of California. Landlord and Tenant hereby agree as follows:

     1. DEFINITIONS: Throughout this Agreement, the following terms shall have the following meanings:

          A. ARCHITECT: The term "Architect" shall mean LRS Associates Architecture and Planning of Sunnyvale, California.

          B. BUILDING: The term "Building" shall mean the Building Shell and the Interior Improvements.

          C. BUILDING PLANS: The term "Building Plans" shall mean the Final Building Shell Plans and Final Interior Improvement Plans, as the same may be modified from time to time by change orders issued and approved by the parties in accordance with this Agreement.

          D. BUILDING SHELL: The term "Building Shell" shall mean (i) a concrete and steel two (2) story tilt-up building containing approximately thirty-six thousand (36,000) square feet of floor space (measured in accordance with American Institute of Architects ("AIA") Document D101, "Methods of Calculating Areas and Volumes of Buildings"), which shall be constructed by Landlord in the location and configuration shown on EXHIBIT "C" to the Lease, including, without limitation, the foundation system and slab, walls, structural and finished roof, exterior glazing (including sound-proofing reasonably acceptable to Tenant), hydraulic elevator with finishes, fire sprinkler uppers, domestic water meter, roof screen, entry doors, and all improvements necessary for such building to comply with the Americans with Disabilities Act ("ADA"); (ii) all parking areas (including striping and ADA-required signage), driveways, curbs, sidewalks, utility installations, exterior lighting, decorative water facilities, irrigation systems, landscaping, and other outside area improvements specified on the Building Plans; and (iii) all other on-site and off-site improvements required by any governmental authority as a condition of its issuance of any approval for construction of the Building Shell or the Interior Improvements (including road widening, resurfacing and striping, signalization, sidewalks, curbs, lighting and other improvements).

          E. FINAL BUILDING SHELL PLANS: The term "Final Building Shell Plans" shall mean those plans, specifications, and working drawings for the Building Shell prepared by Architect,

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bearing Job No. 19.16.18, dated June 16, 1997, and consisting of pages A-O,
A1, A2.1, A2.2, A3.1, A3.2, A4.1, A4.2, A4.3, A5.0, A6.0, A7.0, A8.0, A9.0,
SP.1 through SP.4, C-1, C-2, C-3, S1 through S12, and L1 through L6.

          F. FINAL INTERIOR IMPROVEMENT PLANS: The term "Final Interior Improvement Plans" shall mean those plans, specifications, and working drawings for the Interior Improvements prepared and approved by the parties in accordance with this Agreement.

          G. GENERAL CONTRACTOR: The term "General Contractor" shall mean Wentz Construction.

          H. INTERIOR IMPROVEMENT ALLOWANCE: The term "Interior Improvement Allowance" shall mean the sum of (i) a base amount (the "Base Allowance") equal to the sum of (a) Nine Hundred Fifty Thousand Dollars ($950,000), plus (b) the aggregate amount of all Soft Costs (including those reasonably incurred by Tenant), which Base Allowance Landlord must contribute for the design, development and construction of the Interior Improvements, PLUS (ii) an additional amount ("the Additional Allowance") equal to Two Hundred Fifty-Two Thousand Dollars ($252,000), which Additional Allowance Landlord must, at the option of Tenant, also contribute for the design, development and construction of the Interior Improvements.

          I. INTERIOR IMPROVEMENTS: The term "Interior Improvements" shall mean all partitions, windows, interior non-load-bearing walls, wall coverings, HVAC equipment, interior lighting, finished ceilings, interior utility fixtures, signage, and other improvements and fixtures installed in the Building Shell to the extent that such improvements and fixtures are specified on the Final Interior Improvement Plans.

          J. INTERIOR IMPROVEMENT COSTS: The term "Interior Improvement Costs" shall mean the sum of the following: (1) payments to the General Contractor and its subcontractors for labor and materials furnished pursuant to any construction contract for construction of the Interior Improvements, which is entered into by Landlord and approved by Tenant in accordance with this Agreement; (2) reasonable fees paid by Landlord to architects, engineers and other construction professionals (other than employees of Landlord) for services required in connection with the design and construction of the Interior Improvements; (3) reasonable fees paid by Tenant to architects, engineers, space planners, designers, inspectors and other construction professionals (other than fees and costs paid by Tenant to Sigmatech Facilities and Nissen Associates); (4) utility connection charges incurred by Tenant (subject to clause (xiii) below); (5) permit and license fees paid by Tenant for use and occupancy permits required for Tenant to occupy the Premises; (6) the amounts paid to governmental authorities or agencies for inspections and issuance of building permits and approvals for the Interior Improvements (but not that portion of such amounts applicable to, or based on the value of, the Building Shell); and (7) such other reasonable costs as Tenant incurs which relate directly to the design, construction and development of the Interior Improvements (excluding the cost of any security systems, office furniture systems and moving expenses) and which have been specified by Tenant to Landlord as Interior Improvement Costs by written notice(s) given by Tenant

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to Landlord from time to time.  In no event shall Interior Improvement Costs include nor shall Landlord apply any of the Interior Improvement Allowance toward (i) charges and expenses for changes to the Building Plans which have not been approved by Tenant; (ii) wages, labor and overhead for overtime and premium time; (iii) additional costs and expenses incurred by Landlord on account of any contractor's or subcontractor's default or construction defects; (iv) principal, interest and fees for construction and permanent financing; (v) offsite management or other general overhead costs incurred by Landlord; (vi) bond premiums; (vii) costs for which Landlord has a right of reimbursement from others (including, without limitation, insurers and warrantors); (viii) the cost of bringing the Building and the Premises into compliance with applicable building codes, environmental laws, and other statutes, laws, rules and regulations; (ix) restoration costs in excess of insurance proceeds as a consequence of casualties; (x) any penalties and late charges attributable to Landlord's failure to pay other Interior Improvement Costs; (xi) Landlord's attorneys', experts' and other fees and costs in connection with contracts and disputes; (xii) fees or charges by or for Landlord for construction management, supervision, profit, overhead or general conditions; (xiii) sewer and water meter hook-up fees and expenses; and (xiv) costs in excess of the Interior Improvement Cost Estimate, all of which items described in the foregoing clauses (i) through (xiv) shall be the sole obligation of Landlord.

          K. INTERIOR IMPROVEMENT COST ESTIMATE: The term "Interior Improvement Cost Estimate" shall mean the total estimated cost of constructing the Interior Improvements prepared and approved by Landlord and Tenant in accordance with this Agreement.

          L. PRELIMINARY INTERIOR IMPROVEMENT PLANS: The term "Preliminary Interior Improvement Plans" shall mean those plans and specifications for the Interior Improvements prepared by the Architect bearing Job No. 21.1826, dated October 16, 1998, and consisting of pages A-2.1, A-2.2, A-3.1 and A-3.2, and the LRS Associates Outline Specifications for ILOG, Inc. consisting of four pages and presented by Architect to Tenant on August 28, 1998, as modified by the memorandum dated October 5, 1998, by Phillip Warnes of Sigmatech to the General Contractor.

          M. SOFT COSTS: The term "Soft Costs" shall mean the aggregate amount of all of the following costs, fees and expenses incurred in connection with the design, construction and development of the Interior
Improvements: (i) all architectural and engineering fees, (ii) all costs of obtaining governmental approval and permits for the development and construction of the Interior Improvements, including all building permit fees, zoning fees, utility connection and use fees, and area fees imposed by any governmental or quasi-governmental authority or public utility, (iii) the cost of premiums for surety bonds, if any, including payment and performance bonds and mechanics' lien bonds, (iv) fees for any reports necessary in the design, construction and development of the Interior Improvements, including environmental impact reports, soils reports, topographical maps, and other reports, (v) premiums and costs of fire/casualty, liability and builders' risk insurance coverage, (vi) all costs associated with the testing and inspection of the Premises, and (vii) fees and expenses of all surveyors, consultants (including project managers and construction consultants), accountants, attorneys and others providing professional or extra services in connection with the preparation and negotiation of the Lease and this Agreement and/or the design, construction and

                                       4

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development of the Premises (excluding Tenant's attorneys, project managers and construction consultants).

          N. SUBSTANTIAL COMPLETION: The terms "Substantial Completion" and "Substantially Completed" shall mean that (i) all necessary governmental approvals for occupancy of the Building for Tenant's Intended Use have been obtained (including a final "sign-off" and, if applicable, a certificate of occupancy); (ii) Tenant has had fifteen (15) days to install its Trade Fixtures in the Building; (iii) all utilities are hooked up and available for use; (iv) the Architect has certified that the Building has been constructed in accordance with the Building Plans; (v) all incomplete or defective construction, which materially interferes with Tenant's use of the Building, has been remedied and repaired; and (vi) Landlord has delivered possession of the Building to Tenant.

          O. TENANT'S CONTRIBUTION: The term "Tenant's Contribution" is defined in paragraph 5A(1).

          P. TENANT'S INTENDED USE: The term "Tenant's Intended Use" shall mean Tenant's legal occupancy of the Premises to operate office, research and development facilities.

          Q. TRADE FIXTURES: The term "Trade Fixtures" shall mean anything affixed to the Premises and used by Tenant for purposes of trade, manufacture, ornament or domestic use unless such thing has, by the manner in which it is affixed, become an integral part of the Premises. Such Trade Fixtures shall include, without limitation, Tenant's telephone, telecommunications, data cabling and security systems, furniture, signage, equipment, and other operating systems located in or used in connection with the Premises.

     2.   BUILDING PLANS:

          A. FINAL BUILDING SHELL PLANS AND PRELIMINARY INTERIOR IMPROVEMENT PLANS: Landlord and Tenant each acknowledges that it has reviewed and approved the Final Building Shell Plans and the Preliminary Interior Improvement Plans prior to the date of this Agreement.

          B. FINAL INTERIOR IMPROVEMENT PLANS AND COST ESTIMATE: On or before the tenth (10th) business day after the date of this Agreement, (i) Landlord shall cause the Architect to prepare and deliver to Tenant proposed final plans, specifications and fully-engineered working drawings for the Interior Improvements (the "Proposed Final Plans"), which shall be consistent with and logical evolutions of the Preliminary Interior Improvement Plans, and (ii) Landlord shall deliver to Tenant a proposed Interior Improvement Cost Estimate for the Interior Improvements shown on the Proposed Final Plans, which shall include a detailed line-item budget of all estimated Interior Improvement Costs. If such proposed Interior Improvement Cost Estimate is more than One Million Two Hundred Seventy-Seven Thousand Dollars ($1,277,000), then Tenant shall have the right to terminate this Agreement and the Lease by delivery of written notice to Landlord on or before the tenth (10th) business day following delivery of the Proposed Final Plans and such proposed Interior

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Improvement Cost Estimate to Tenant.  In addition, if Tenant disapproves the
Proposed Final Plans or proposed Interior Improvement Cost Estimate in any respect, then within ten (10) business days following receipt of the Proposed Final Plans and proposed Interior Improvement Cost Estimate, Tenant may deliver to Landlord its written proposal for the changes necessary, in Tenant's opinion, to conform the Proposed Final Plans to the approved Preliminary Interior Improvements Plans or to reduce costs. If Tenant fails to approve or disapprove the Proposed Final Plans within the allowed time period, the Proposed Final Plans shall be deemed to be the approved Final Interior Improvement Plans for the purpose of this Agreement. If Tenant fails to approve or disapprove the proposed Interior Improvement Cost Estimate within the allowed time period, the Interior Improvement Cost Estimate proposed by Landlord shall be deemed to be the approved Interior Improvement Cost Estimate for the purposes of this Agreement. Landlord shall, and shall cause the General Contractor to, cooperate reasonably with Tenant and its representatives in reviewing the Final Proposed Plans and the proposed Interior Improvement Cost Estimate. If Tenant proposes changes to the Proposed Final Plans and/or Landlord's proposed Interior Improvement Cost Estimate, Landlord shall not unreasonably withhold its approval of such changes and the parties shall confer and negotiate in good faith to reach agreement on specific required modifications to the Proposed Final Plans and Landlord's proposed Interior Improvement Cost Estimate as a consequence of such changes. If Tenant reasonably believes that the cost estimate is incorrect, it may require that all or any portion of the work be submitted for competitive bids. The Proposed Final Plans, modified for changes proposed by Tenant and approved by Landlord pursuant to this paragraph, shall be the approved Final Interior Improvement Plans and the cost estimate approved by Tenant shall be the Interior Improvement Cost Estimate for the purposes of this Agreement.

          C. APPLICATION FOR APPROVALS: As soon as the Final Interior Improvement Plans are approved by Landlord and Tenant, Landlord shall submit the approved Final Interior Improvement Plans to all appropriate governmental agencies for their approval and issuance of all required permits. Landlord shall use reasonable efforts to obtain all governmental approvals and permits necessary for construction of the Interior Improvements in accordance with Final Interior Improvement Plans on or before December 4, 1998. Landlord and Tenant shall initial the Building Plans immediately after all governmental approvals and permits have been obtained.

          D. TERMINATION: If Landlord and Tenant have not previously agreed upon the Final Interior Improvement Plans, then Tenant, in its sole discretion, may terminate this Agreement and the Lease by giving Landlord written notice on or before the later of (i) the third (3rd) business day after Landlord has delivered to Tenant the Proposed Final Plans and Landlord's proposed Interior Improvement Cost Estimate, or (ii) November 4, 1998. If Landlord and Tenant have not previously agreed upon the Final Interior Improvement Plans, then Landlord may terminate this Agreement and the Lease by giving Tenant written notice on or before the tenth (10th) business day after Landlord has delivered to Tenant the Proposed Final Plans and Landlord's proposed Interior Improvement Cost Estimate. In addition, if all permits required for construction of the Building have not been issued on or before December 18, 1998, then Tenant, in its sole discretion, may terminate this Agreement and the Lease by giving Landlord written notice.

                                       6

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          E.   CHANGES TO BUILDING PLANS:  Effective immediately, with
respect to the Building Shell, and after the Final Interior Improvement Plans have been approved by Landlord and Tenant as provided above, with respect to the Interior Improvements, neither party shall have the right to require extra work or make any modifications with respect to the construction of the Building, without the prior written consent of the other party as to the change. Landlord shall not unreasonably withhold or delay its consent to changes or extra work proposed by Tenant provided that Tenant agrees (i) to pay the reasonable increase (if any) in Landlord's Interior Improvement Costs to make such changes or perform such extra work (such costs to be determined as provided in the definition of Interior Improvement Costs under paragraph
1J), and (ii) if Architect determines that such extra work will delay Substantial Completion, that any delay in Substantial Completion caused by such extra work shall advance the "Commencement Date" under the Lease on a day-for-day basis. Tenant shall not unreasonably withhold or delay its consent to changes or extra work proposed by Landlord which do not increase Interior Improvement Costs or delay construction. Tenant may withhold its consent, in its sole discretion, to any change in the Final Interior Improvement Plans or Interior Improvement Cost Estimate.

     3.   CONSTRUCTION CONTRACT:

          A. SELECTION OF GENERAL CONTRACTOR: Landlord and Tenant agree that Wentz Construction shall be the general contractor for the Interior Improvements (the "General Contractor"). Landlord and the General Contractor shall enter a construction contract for a fixed price equal to the Interior Improvement Cost Estimate. The General Contractor shall be the contractor only of Landlord, and Tenant shall have no liability to the General Contractor under any construction contract or otherwise with respect to the Building.

          B. SELECTION OF SUBCONTRACTORS: Landlord represents and warrants that all subcontractors shall be well-qualified and experienced in their trades and duly licensed by all applicable authorities. Air Systems shall be the mechanical subcontractor and Young Electric shall be the electrical subcontractor for the Project. Each subcontractor shall be a contractor only of the General Contractor and/or Landlord, and Tenant shall have no liability to any subcontractor under any subcontract or otherwise with respect to the Building.

     4.   COMMENCEMENT AND COMPLETION OF BUILDING:

          A. LANDLORD'S OBLIGATION TO CONSTRUCT THE BUILDING: Landlord and Tenant acknowledge that Landlord has already commenced construction of the Building Shell. Landlord shall continue and diligently prosecute to completion construction of the Building Shell and shall commence and thereafter diligently complete construction of the Interior Improvements, and Landlord shall use reasonable efforts to Substantially Complete the Building by January 29, 1999.

          B. DELIVERY OF POSSESSION: When the Building is Substantially Complete, Landlord shall deliver possession of the Building to Tenant. However, Tenant shall have no obligation to accept possession of the Building or deem the Building to be Substantially Complete

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until the later of (i) the "Commencement Date" under the Lease, (ii) the date the Building is in fact Substantially Complete, or (iii) January 29, 1999.

     5.   PAYMENT OF CONSTRUCTION COSTS:

          A.   TENANT'S CONTRIBUTION TO INTERIOR IMPROVEMENT COSTS:

               (1) Landlord shall pay and be solely responsible for all costs to design, construct and develop the Building Shell. Tenant's only obligation to pay any cost of constructing the Building shall be limited to the positive difference, if any, between the Interior Improvement Cost Estimate approved by Tenant and the Interior Improvement Allowance, such difference being referred to herein as the "Tenant's Contribution." The parties acknowledge that, except as provided in Section 5.B regarding amortization of the Additional Allowance, Tenant shall have no obligation to pay any cost of constructing any portion of the Building in excess of the Tenant's Contribution. In particular, but without limitation, Landlord shall pay and be solely responsible for all Interior Improvement Costs exceeding the Interior Improvement Cost Estimate approved by Tenant. Tenant shall pay the Tenant's Contribution as follows: No more frequently than once every thirty (30) days, Landlord shall deliver to Tenant a copy of the General Contractor's progress payment request for the Interior Improvements, together with all supporting documents (including the Architect's applicable certificate of progress). Within ten (10) days after Tenant's receipt of such materials, Tenant shall pay Landlord Tenant's Percentage of such progress payment that is then due and payable to the General Contractor. For purposes of this paragraph, "Tenant's Percentage" shall equal the percentage obtained by dividing the Tenant's Contribution by the approved Interior Improvement Cost Estimate. Within thirty (30) days after the Building is Substantially Complete and the amount of all Interior Improvement Costs has been finally determined as provided below, Tenant shall pay Landlord any portion of the Tenant's Contribution that remains due and unpaid.

               (2) As soon as possible after commencement of the Lease, Tenant shall reasonably designate as Tenant's property Interior Improvements having a cost approximately equal to the sum of the Tenant's Contribution plus such other Interior Improvement Costs, if any, as Tenant shall have paid. Property designated as Tenant's property under the terms of this paragraph shall constitute Tenant's property for purposes of the Lease, may be removed from the Building at any time by Tenant, and Tenant shall be entitled to all investment tax credit, depreciation, and other tax attributes relating to such property. In determining which Interior Improvements will be designated as Tenant's property, Tenant shall give preference to those Interior Improvements which are most readily removable from the Building and which shall have the greatest utility for Tenant outside of the Building. At the expiration or sooner termination of the Lease, all Interior Improvements not designated as Tenant's property under this paragraph shall be surrendered to Landlord in accordance with the terms of the Lease.

               (3) When the Building is Substantially Completed, Landlord shall submit to Tenant a final and detailed accounting of all Interior Improvement Costs (the "Excess Costs") in excess of the One Million Eighty Thousand Dollar ($1,080,000) amount (the "Reference Amount")

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as currently budgeted by Landlord to design, construct and develop the
Interior Improvements as described in the Preliminary Interior Improvement Plans dated August 28, 1998, without modification. Landlord covenants that the unit costs of all labor and materials constituting Excess Costs shall be identical to the unit costs of analogous labor and materials used by Landlord and the General Contractor in calculating the Reference Amount. Tenant may audit the books, records, and supporting documents of Landlord and the General Contractor to the extent necessary to determine the accuracy of such accounting during normal business hours after giving Landlord at least forty-eight (48) hours written notice. In particular, but without limitation, Landlord shall, and shall cause the General Contractor to, substantiate with evidence reasonably satisfactory to Tenant that such unit costs constituting Excess Costs are identical to those used in calculating the Reference Amount. Tenant shall bear the cost of such audit, unless such audit discloses that Landlord has overstated such costs by more than two percent (2%) of the actual amount of such costs, in which event Landlord shall pay the costs of Tenant's audit. Landlord shall promptly refund any overpayments to Tenant, and (subject to paragraph 5A(i)) Tenant shall promptly pay any underpayments to Landlord.

          B. ADJUSTMENT OF BASIC RENT: The Base Allowance shall not constitute an Operating Expense under the Lease, and Tenant shall not be required to pay or otherwise reimburse Landlord for any of the Base Allowance. If, however, Tenant elects to apply any portion of the Additional Allowance toward Interior Improvement Costs, then Basic Rent payable monthly under the Lease shall be increased by an amount necessary to amortize the aggregate amount of the Additional Allowance that Tenant has elected to apply toward Interior Improvement Costs over the initial seventy-four (74) month Lease Term, calculated at an annual rate of interest equal to eight percent (8%). If, to the contrary, the total Interior Improvement Cost is less than the Base Allowance, then Basic Rent shall be decreased by an amount necessary to amortize the difference between such total Interior Improvement Cost and the Base Allowance over the initial seventy-four (74) month Lease Term, calculated at an annual rate of interest equal to eight percent (8%). Promptly after Tenant has approved Landlord's final accounting of Interior Improvement Costs paid out of the Additional Allowance pursuant to paragraph 5A(3), Landlord and Tenant shall execute an amendment to the Lease specifying such adjustment, if any, in Basic Rent.

          C. FINANCING OF BUILDING: Landlord represents and warrants that Landlord has already closed on financing sufficient to complete construction of the Building as provided in this Agreement. For purposes of this Agreement, "closed on" such financing shall mean that Landlord has satisfied all conditions and performance of all obligations required by Landlord's lender so that such lender is prepared to fund such financing in accordance with reasonable and customary construction disbursement procedures established by such lender.

     6. TENANT'S RIGHT TO ENTER: Tenant, and its authorized representatives, shall have the right to enter the Building at all reasonable times for the purpose of inspecting the progress of construction of the Building Shell and the Interior Improvements. Landlord shall give Tenant at least twenty (20) business days prior written notice of its estimated date for Substantial Completion of the Building, so that Tenant may cause its fixtures and equipment to be ordered. When construction of the Building has proceeded to the point where Tenant's work of installing its fixtures

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and equipment in the Building can be commenced in accordance with good construction practice, Landlord also shall notify Tenant to that effect and shall permit Tenant and its authorized representatives and contractors to have access to the Building for a period of not less than fifteen (15) days for the purpose of installing Tenant's Trade Fixtures and equipment. In installing such Trade Fixtures and equipment, Tenant shall use reasonable efforts to minimize any interference with the General Contractor's work.

     7. CONSTRUCTION WARRANTY FOR THE BUILDING: Notwithstanding anything to the contrary in the Lease, effective upon delivery of the Building to Tenant, Landlord does hereby warrant (i) that the Building Shell and the Interior Improvements were constructed in accordance with all applicable easements, agreements, underwriters' requirements, covenants, conditions and restrictions and the rules, regulations, requirements, codes, statutes, ordinances, orders and laws of all governmental and quasi-governmental authorities having jurisdiction over the Building, (ii) that the Building Shell and Interior Improvements were constructed in accordance with the Building Plans and in a good and workmanlike manner; (iii) that all material and equipment installed in the Building conformed to the Building Plans, was new and otherwise of good quality and was installed in accordance with all vendor's and manufacturer's specifications, instructions and requirements; and (iv) that all material and equipment installed in the Building has been paid for and is free of liens, security interests or chattel mortgages. All construction, product and equipment warranties and guarantees obtained by Landlord shall, to the extent obtainable, provide that such warranties and guarantees shall also run to the benefit of Tenant and its successors and assigns. Tenant shall have the benefit of any construction, product and equipment warranties and guarantees in favor of Landlord that would assist Tenant in correcting defects and in discharging any of Tenant's obligations regarding the repair and maintenance of the Premises. Upon written request by Tenant, Landlord shall inform Tenant of all written construction, product and equipment warranties and guarantees in favor of Landlord which affect the Building. Landlord shall cooperate with Tenant in enforcing such warranties and guarantees and in bringing any suit that may be necessary to enforce liability (i) at Landlord's sole expense with regard to any defect for which Landlord is responsible under this paragraph 7 or under the Lease, and (ii) also with regard to any defect for which Landlord is not responsible under this paragraph 7 or under this Lease so long as Tenant pays all costs reasonably incurred by Landlord in doing so. Notwithstanding anything to the contrary contained in the Lease or this Agreement, Tenant's acceptance of the Building shall not be deemed a waiver of the foregoing warranty, and Landlord shall promptly repair all violations of the warranty set forth in this paragraph at its sole cost and expense.

     8. DELIVERY OF POSSESSION, PUNCH LIST AND ACCEPTANCE AGREEMENT: As soon as the Building is Substantially Completed and Landlord has given Tenant reasonable prior written notice of the time and date therefor, Landlord and Tenant shall together walk through the Premises and inspect all of the Building. After such inspection has been completed, each party shall sign an acceptance agreement, which shall (i) include a list of all "punch list" items which the parties agree are to be corrected by Landlord and (ii) shall state the Commencement Date. Landlord shall use reasonable efforts to complete and/or repair such "punch list" items within thirty (30) days after executing the acceptance agreement. The parties' preparation

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

of such a "punch list" and execution of an acceptance agreement shall not, however, be deemed an acceptance by Tenant of the Building as complete or free from defects and shall not in any way affect Landlord's warranty obligations under this Agreement.

     9. DELIVERY OF DOCUMENTS: Landlord shall deliver to Tenant (i) within thirty (30) days after the same is obtained by Landlord, any temporary or permanent certificates of occupancy issued by the City of Mountain View or Santa Clara County with respect to any of the Building; (ii) within sixty
(60) days after Substantial Completion of the Building, a complete "as-built" set of Mylar reproducible Building Plans reflecting all approved changes in the work; and (iii) within thirty (30) days after Substantial Completion of the Building, complete maintenance and operating manuals for all the equipment, fixtures and systems that are part of the Building.

     10. RISK OF LOSS: Risk of loss of the Building prior to the Commencement Date of the Lease shall be borne by Landlord. At all times prior to the Commencement Date of the Lease, Landlord at its sole cost and expense shall maintain so-called contingent liability and broad form "builder's risk" insurance with coverage in an amount equal to the replacement cost of the Building Shell plus the Interior Improvement Cost Estimate. The insurance policy (i) shall be in a form reasonably satisfactory to Tenant, (ii) shall be carried with a company reasonably acceptable to Tenant, (iii) shall provide that such policy shall not be subject to cancellation or change except after at least ten (10) days prior written notice to Tenant, and (iv) shall contain a "cross liability" provision insuring Landlord and Tenant against any loss caused by the negligence of the other party. Tenant shall be designated as a named insured on said insurance policy and the "deductible" thereunder shall not exceed Ten Thousand Dollars ($10,000). If the Building is damaged or destroyed prior to the Commencement Date of the Lease, Tenant shall have the right to terminate the Lease, if the Building, in the reasonable opinion of the Architect, cannot be Substantially Complete prior to March 15, 1999. If the Lease is so terminated, Tenant shall be entitled to that amount of the builder's risk insurance proceeds equal to the amount, if any, paid by Tenant in connection with the construction of the Interior Improvements prior to the termination date or payable by Tenant for cancellation of any contract for any such work. If the Building is damaged or destroyed and the Lease is not terminated pursuant to the terms of the Lease or this Agreement, Landlord shall promptly and diligently complete construction of the Building in accordance with this Agreement and all insurance proceeds with respect to the loss shall be paid to an independent depository, reasonably acceptable to Landlord and Tenant, for disbursement to the contractors completing the Building as the work progresses in accordance with customary institutional lending practices.

     11. RIGHTS UPON TERMINATION: If the Lease is terminated pursuant to any provision of this Agreement, then in addition to all other amounts due Tenant hereunder, all security deposits, prepaid rent, and other monies paid by Tenant under the terms of the Lease or this Agreement (including, without limitation, the Tenant's Contribution) shall be returned to Tenant upon demand and, thereupon, neither party shall have any further rights or obligations under the terms of the Lease or this Agreement.

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

     12. MISCELLANEOUS: Time is of the essence of this Agreement. This Agreement is the result of negotiations among and has been reviewed by all parties. Accordingly, this Agreement shall be deemed to be the product of both parties hereto, and no ambiguity shall be construed in favor of or against either party. This Agreement may not be modified or amended, nor may any provision hereof be waived, except in a writing signed by the parties to this Agreement. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns. The captions used in this Agreement are for convenience only and shall not be considered in interpreting this Agreement. All capitalized terms used, but not defined, in this Agreement shall have the meanings ascribed to them in the Lease. In the event of any conflict between the terms of this Agreement and the Lease, this Agreement shall prevail.


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


     IN WITNESS WHEREOF, the parties hereto have executed this Agreement intending to be bound thereby.

LANDLORD:                                    TENANT:

SHORELINE 101, LLC,                          ILOG, INC.,
a California limited liability company       a California corporation


By:  /s/ David Gardner                       By:  /s/ Stuart Bagshaw
   ----------------------------------           ------------------------------
Title:  Manager                              Title: Chief Operating Officer
     --------------------------------             ----------------------------


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